Morgan Lewis

Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

Via EDGAR Correspondence

February 8, 2022

Elisabeth M. Bentzinger

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re: BNY Mellon ETF Trust (the “Registrant”)

File Nos. 333-234030 and 811-23477

Dear Ms. Bentzinger:

This letter responds to comments you provided on July 9, 2021, with respect to Post-Effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-1A. Post-Effective Amendment No. 5 was filed on May 24, 2021, and included disclosure with respect to the BNY Mellon Responsible Horizons Corporate Bond ETF, a separate series of the Registrant. Summaries of the comments and responses thereto on behalf of the Registrant are provided below.

Prospectus

Fund Summary

1.	Comment: In accordance with Item 3 of Form N-1A, please present the second sentence of the introductory paragraph before the fee table in bold format.

Response: The Registrant has made the requested change.

2.	Comment: With respect to the following sentence included in the Principal Investment Strategy section, please clarify that the fund will not concentrate (invest more than 25%) in any particular industry.

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The fund may, from time to time, invest a significant portion (more than 20%) of its total assets in securities of companies in certain sectors or located in particular countries or regions.

Response: The Registrant confirms that the fund will not invest more than 25% of its total assets in securities of companies in any industry, as stated in the fund’s concentration policy in the SAI. The Registrant believes the current disclosure is appropriate and consistent with Item 4(a) of Form N-1A which requires a statement of any policy to concentrate.

3.	Comment: The third paragraph of the Principal Investment Strategy section indicates that the fund may invest up to 20% of its net assets in fixed-income securities rated, at the time of purchase, below investment grade. Please clarify the lowest rating of a fixed-income security in which the fund may invest. Please also clarify whether the fund may invest in fixed-income securities that are in default.

Response: The Registrant has revised the paragraph as noted below to clarify that the fund’s investments, at the time of purchase, will have a minimum rating of B-, using the middle rating from Moody's, S&P or Fitch (or the lower rating if two of the ratings agencies provide the same rating), or the unrated equivalent as determined by Insight.

The fund normally invests primarily in fixed-income securities rated, at the time of purchase, investment grade (i.e., Baa3/BBB- or higher) or the unrated equivalent as determined by the fund’s sub-adviser, Insight North America LLC (Insight), an affiliate of the Adviser. The fund, however, may invest up to 20% of its net assets in fixed-income securities rated, at the time of purchase, below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Insight. The fund’s investments, at the time of purchase, will have a minimum rating of B-, using ratings from Moody's Investors Service Inc. (Moody's), Standard & Poor's Corporation (S&P), or Fitch Ratings (Fitch), or the unrated equivalent as determined by Insight. If all three rating agencies rate an investment and the ratings are not the same, the fund will use the middle rating (e.g., if the ratings are A, A and B, the rating will be A). If only two of the rating agencies rate an investment and the ratings are not the same, the fund will use the lower of the two ratings (e.g., if the ratings are A and B, the rating will be B).

The fund will not invest in fixed-income securities that are in default at the time of purchase. The Registrant has not added disclosure to this effect, noting that Instruction 3 to Item 9(b) of Form N-1A states that a negative strategy is not a principal investment strategy.

4.	Comment: Please revise the ESG-related disclosure in the Principal Investment Strategy section to clarify how the sub-adviser’s ESG score is determined and how it is applied when selecting securities for inclusion in the fund’s portfolio. For example, potential clarifications may include: what ESG score is required for a security to be selected for investment; how do each of the “E,” “S,” and “G” components factor into the score; what happens if the ESG score of a portfolio holding deteriorates; do all investments receive an ESG score; can an investment have a low score and still be selected based on other analysis.

Response: The Registrant has revised the sixth paragraph of the Principal Investment Strategy section as noted below to clarify what ESG score is required for a security to be selected for investment and how each of the “E,” “S,” and “G” components factor into the score.

~~Insight seeks to obtain exposure to issuers with strong ESG scores. An issuer’s~~ Insight assigns an ESG score ~~is~~ to an issuer based on Insight’s evaluation of (1) ESG-related proprietary data and/or data provided by third-party providers and/or (2) the issuer’s vulnerability to ESG risk, in each case, generally based on the ESG criteria below.~~:~~ Insight considers environmental, social and governance data and risk when determining an issuer’s ESG score; however, Insight places the greatest emphasis on the environmental, social and/or governance-related data and risk it considers most relevant to the issuer’s industry. ESG scores range from 1 (best) to 5 (worst), and securities of issuers with scores of 5 at the time of purchase will be ineligible for inclusion in the fund’s portfolio.

With respect to what will happen if the ESG score of a portfolio holding deteriorates, the Registrant notes this is currently addressed in the second to last paragraph of the Principal Investment Strategy section. With respect to whether all investments receive an ESG score, the Registrant refers to the response to Comment 21 with respect to the application of ESG scores to derivatives investments by the fund. Finally, with respect to whether an investment may have a low score and still be selected based on other analysis, the Registrant notes that, as reflected in the revised disclosure above, securities of issuers with the lowest ESG score are not eligible for inclusion in the fund’s portfolio.

5.	Comment: For third party data used as part of the fund’s principal investment strategies, please identify each third party data provider (or if there are numerous third party data providers, please identify the primary providers) and summarize each provider’s criteria or methodology.

Response: The Registrant respectfully declines to add the requested disclosure. When performing its ESG evaluation, in addition to its own proprietary data, Insight receives and evaluates ESG-related data from numerous third-party providers, which are subject to change. In addition, when determining an issuer’s ESG score, which, in turn, is incorporated into Insight’s security selection process, Insight aggregates and incorporates data received from the numerous third-party providers into its proprietary evaluation methodology. Insight does not consider any of these third-party providers to be the “primary” providers for purposes of determining an ESG score. As a result, Insight and the Registrant believe including the identity of a third-party data provider and a summary of its criteria or methodology would potentially mischaracterize the role of the data received from the specific third-party data provider in determining ESG scores. Please see the response to Comment 8 regarding the limitations of ESG data provided by third parties.

6.	Comment: In the following paragraph in the Principal Investment Strategy section, please clarify what the revenue thresholds are that would cause an issuer to be excluded from the fund’s investment universe.

Issuers also will be excluded where, at the time of purchase, their revenue exceeds certain thresholds derived from products, or they are in an industry and/or sector, that are considered unsuitable for the fund based on their vulnerability to ESG risk (for example, tobacco, gambling, controversial weapons and coal extraction) and the risk they potentially pose to fund performance.

Response: The Registrant has revised the disclosure as follows:

Issuers also will be excluded where, at the time of purchase and based on available information, their revenue exceeds certain thresholds (generally 0%-5% depending on the product, industry or sector, except for Coal Power generation, which may not be more than 10% of an issuer’s revenue) derived from products, or they are in an industry and/or sector, that are considered unsuitable for the fund based on their vulnerability to ESG risk (for example, tobacco, gambling, controversial weapons and coal extraction) and the risk they potentially pose to fund performance.

7.	Comment: Because the fund invests in foreign securities, please disclose that where all or a portion of the foreign securities in which the fund invests trade in a market that is closed when the fund’s listing exchange is open, there could be changes between the last quoted prices for such securities in the closed foreign markets and the value of those securities during the fund’s trading day. Please note that this could lead to differences between the trading price of the fund’s shares and the underlying value of the fund’s shares.

Response: The Registrant believes the following disclosure, currently included in “Foreign Investment Risk” in the Principal Risks section, addresses the disclosure requested by the comment:

To the extent securities held by the fund trade in a market that is closed when the exchange on which the fund's shares trade is open, there may be deviations between the current price of a security and the last quoted price for the security in the closed foreign market. These deviations could result in the fund experiencing premiums or discounts greater than those of ETFs that invest in domestic securities.

8.	Comment: Please consider adding risk disclosure in the Principal Risks section related to the use of third party data providers that clarifies that different providers may use different criteria, that those criteria may vary significantly between or among providers, and that data and ratings from third parties may be inconsistent and can become unreliable.

Response: The Registrant has revised the “ESG investment approach risk” in the Principal Risks section as follows:

ESG investment approach risk. The fund's incorporation of ESG considerations into its investment approach may cause it to make different investments than funds that invest principally in corporate bonds but do not ~~integrate~~ incorporate ESG considerations ~~of ESG issues~~ when selecting investments. Under certain economic conditions, this could cause the fund to underperform funds that do not incorporate ESG considerations. For example, the incorporation of ESG considerations may result in the fund forgoing opportunities to buy certain securities when it might otherwise be advantageous to do so or selling securities when it might otherwise be disadvantageous for the fund to do so. The incorporation of ESG considerations may also affect the fund’s exposure to certain sectors and/or types of investments, and may adversely impact the fund’s performance depending on whether such sectors or investments are in or out of favor in the market. Insight’s security selection process incorporates ESG data provided by third parties, which may be limited for certain issuers and/or only take into account one or a few ESG related components. In addition, ESG data may include quantitative and/or qualitative measures, and consideration of this data may be subjective. Different methodologies may be used by the various data sources that provide ESG data. ESG data from third parties used by Insight as part of its proprietary ESG process often lacks standardization, consistency, and transparency, and for certain issuers such data may not be available, complete or accurate. Insight’s evaluation of ESG factors relevant to a particular issuer may be adversely affected in such instances. As a result, the fund’s investments may differ from, and potentially underperform, funds that incorporate ESG data from other sources or utilize other methodologies.

9.	Comment: In the discussion of “Interest rate risk” in the Principal Risks section, please disclose that interest rates are currently at historical lows and the potential effects on the fund’s risk profile.

Response: The discussion of “Interest rate risk” has been revised as follows. The Registrant notes the sentence prior to and following the added disclosure discuss the potential effects of low interest rates on the fund and the fund’s investments.

Interest rate risk. Prices of bonds and other fixed rate fixed-income securities tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect fixed-income securities and, accordingly, will cause the value of the fund’s investments in these securities to decline. Recently, interest rates in the U.S. and certain foreign markets have been low relative to historic levels. During periods of very low interest rates, which occur from time to time due to market forces or actions of governments and/or their central banks, including the Board of Governors of the Federal Reserve System in the U.S., the fund may be subject to a greater risk of principal decline from rising interest rates. When interest rates fall, the fund’s investments in new securities may be at lower yields and may reduce the fund’s income. The magnitude of these fluctuations in the market price of fixed-income securities is generally greater for securities with longer effective maturities and durations because such instruments do not mature, reset interest rates or become callable for longer periods of time.

10.	Comment: Please consider whether the discontinuation of LIBOR is a principal risk of the fund and, if so, please include related risk disclosure. For example, if the fund invests in instruments that pay interest at a floating rate based on LIBOR, if there are no fallback provisions, consider the impact of the discontinuation of LIBOR on the instruments’ liquidity. Also consider if the transition from LIBOR to a successor rate will impact an instrument’s liquidity or value.

Response: The Registrant confirms that the discontinuation of LIBOR is not currently considered a principal risk of the fund.

11.	Comment: Please consider whether the fund is subject to principal risks related to Brexit and if so, add appropriate corresponding risk disclosure.

Response: The Registrant notes that the “European risk” discussion in the Principal Risks section includes a discussion related to uncertain potential consequences of Brexit and the risks related to the potential for other countries to exit the European Union in the future.

12.	Comment: In the discussion of “Emerging market risk” in the Principal Risks section, if a principal risk of the fund, please disclose the risks associated with investment in China. Also please add disclosure to note there may be limitations on the rights and remedies available to the fund (individually or in combination with other shareholders) against emerging market portfolio companies. Please see April 21, 2020 Public Statement – Emerging Market Investments Entail Significant Disclosure, Financial Reporting and Other Risks; Remedies are Limited.

Response: The Registrant confirms that investment in China is not currently considered a principal risk of the fund.

The Registrant has revised the “Emerging market risk” discussion in response to this comment and in response to comment 22 herein as follows:

Emerging market risk. The securities of issuers located or doing substantial business in emerging market countries tend to be more volatile and less liquid than the securities of issuers located in countries with more mature economies. There may be less information publicly available about an emerging market issuer than about a developed market issuer and/or the available information may be outdated or unreliable. In addition, emerging market issuers may not be subject to accounting, auditing, legal and financial reporting standards comparable to those in developed markets potentially making it difficult to evaluate such issuers. Emerging markets generally have less diverse and less mature economic structures and less stable political systems than those of developed countries. Additionally, investments in these countries may have restrictions that make it difficult or impossible for the fund to exercise rights, pursue legal remedies, and obtain judgments in foreign courts. Investments in these countries may be subject to political, economic, legal, market and currency risks. The risks may include less protection of property rights and uncertain political and economic policies, greater vulnerability to market manipulation, the imposition of capital controls and/or foreign investment limitations by a country, nationalization of businesses and the imposition of sanctions by other countries, such as the United States.

13.	Comment: In the discussion of “Cash transaction risk” in the Principal Risks section, please clarify in the third sentence that cash transaction costs include brokerage costs that may not have been incurred with in-kind redemptions. Please also clarify in the last sentence that brokerage costs and capital gains on sales could decrease the fund’s NAV to the extent these costs are not offset by a transaction fee payable by an Authorized Participant.

Response: The Registrant has revised the disclosure as reflected below to clarify that cash transaction costs include brokerage costs that may not have been incurred with in-kind redemptions. The Registrant notes that the fund charges authorized participants a transaction fee on both creation and redemption transactions that is designed to offset costs associated with cash transactions and has included disclosure noting this as reflected below.

Cash transaction risk. Most ETFs generally make in-kind redemptions to avoid being taxed at the fund level on gains on the distributed portfolio securities. However, unlike most ETFs, the fund currently intends to effect redemptions for cash, rather than in-kind. As such, the fund may be required to sell portfolio securities to obtain the cash needed to distribute redemption proceeds, which may result in ~~includes~~ cash transaction costs (such as brokerage costs) that are not incurred with in-kind redemptions. The fund imposes transaction fees to offset all or a part of the costs associated with a cash transaction. To the extent that the transaction fees do not offset the costs associated with a cash transaction, the fund’s performance may be negatively impacted. T~~herefore, t~~he fund may also recognize a capital gain on these sales that might not have been incurred if the fund had made a redemption in-kind. This may decrease the tax efficiency of the fund compared to ETFs that utilize in-kind redemption process, and there may be a substantial difference in the after-tax rate of return between the fund and conventional ETFs.

14.	Comment: In the discussion of “Liquidity risk” in the Principal Risks section, in addition to disclosing liquidity risks related to specific securities held by the fund, please also disclose liquidity risk associated with investing in ETFs. In particular, please note that in stressed market conditions the market for an ETF’s shares may become less liquid in response to deteriorating liquidity in markets for the ETF’s underlying portfolio securities, which could lead to differences between the market value of the ETF’s shares and the underlying value of the ETF’s shares.

Response: The Registrant has revised the disclosure as follows:

Liquidity risk. When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities in a timely manner at or near their perceived value. In such a market, the value of such securities and the fund's share price may fall dramatically. Investments that are illiquid or that trade in lower volumes may be more difficult to value. The market for below investment grade securities may be less liquid and therefore these securities may be harder to value or sell at an acceptable price, especially during times of market volatility or decline. Investments in foreign securities tend to have greater exposure to liquidity risk than domestic securities. In addition, in stressed market conditions the market for the fund’s shares may become less liquid in response to deteriorating liquidity with respect to the fund’s portfolio securities, which could lead to differences between the market price of the fund’s shares and the net asset value of the fund’s shares.

15.	Comment: In the discussion of “Fluctuation of net asset value, share premiums and discounts risk,” please note that the price variance described is known as the “bid/ask spread.” Please also clarify that when spreads widen or premiums or discounts become larger than usual, investors may pay significantly more or receive significantly less than the underlying value of the ETF shares when they buy or sell in the secondary market.

Response: The Registrant notes that the price variance described in the “Fluctuation of net asset value, share premiums and discounts risk” discussion is not referring to the bid/ask spread, but rather share premiums and discounts. The Registrant notes that a discussion of the bid/ask spread is currently included in the “Costs of Buying and Selling Shares” discussion in the Fund Details section.

With respect to adding disclosure regarding investors paying more or receiving significantly less than the underlying value of ETF shares, the Registrant notes that the “Fluctuation of net asset value, share premiums and discounts risk” discussion in the Fund Details section currently includes disclosure related to an investor purchasing fund shares at a time when the market price is at a premium to the net asset value of fund shares or selling fund shares at a time when the market price is at a discount to the net asset value of fund shares. As further noted in the discussion, the creation/redemption process is designed to make it likely that fund shares normally will trade close to the net asset value and, therefore, the Registrant believes the current placement of this disclosure in the Fund Details section is appropriate.

16.	Comment: Please supplementally identify for the Staff the broad-based securities index that the fund intends to use.

Response: The fund currently intends to use the ICE BofA US Corporate Index as its broad-based securities index.

Fund Details

17.	Comment: Please clarify whether the following investment types that are included in the fund’s Item 9 strategy disclosure are considered principal strategies of the fund: convertible securities, hybrid-preferred securities, corporate commercial paper, and REITs. For each investment type, if considered to be a principal strategy of the fund, please add appropriate strategy and risk disclosure to the Fund Summary section. For each investment type, if not considered to be a principal strategy of the fund please clarify this in the disclosure.

Response: The Registrant confirms that investments in convertible securities, hybrid-preferred securities, corporate commercial paper, and REITs are not considered principal strategies of the fund, and has revised the disclosure accordingly.

18.	Comment: Please confirm whether and to what extent the fund invests in contingent convertible securities (“CoCos”). If the fund’s investment in CoCos is expected to be significant, please add appropriate risk disclosure.

Response: The Registrant confirms that the fund’s investments in CoCos are not expected to be significant and therefore no additional risk disclosure has been added.

19.	Comment: To the extent REITs are expected to be a principal investment strategy of the fund, please state if the fund’s REIT investments will provide exposure to sub-prime mortgages. If so, please also note that the liquidity of REITs with significant exposure to sub-prime mortgages can be volatile.

Response: As noted in response to Comment 17, the Registrant confirms that investment in REITs is not considered a principal investment strategy of the fund.

20.	Comment: The Item 9 strategy disclosure states that the sub-adviser seeks to hedge currency exposure through the use of currency spot, forward and swap contracts to provide protection from currency losses. Please clarify whether the use of such derivatives is considered to be a principal strategy of the fund and, if appropriate, add strategy and risk disclosure regarding derivatives to the Fund Summary section. If not considered to be a principal strategy of the fund please clarify this in the Item 9 disclosure.

Response: The Registrant confirms that the use of these instruments is not considered a principal strategy of the fund, and has revised the disclosure accordingly.

21.	Comment: With respect to the following sentence in the Item 9 strategy disclosure, please disclose, if accurate, that the ESG screen will be applied to the underlying instruments rather than the derivative instruments:

To the extent such derivative instruments have similar economic characteristics to corporate debt securities as described in the fund's policy with respect to the investment of at least 80% of its net assets, the market value of such instruments will be included in the 80% policy.

Response: The fund may include derivatives with a single underlying corporate debt security for purposes of satisfying the 80% investment policy noted above. In such circumstances, the Registrant confirms that Insight will apply its ESG scoring and screening criteria to the issuer of the underlying corporate debt security and not the issuer of the derivative. The Registrant has revised the disclosure accordingly.

The Registrant has also revised the Item 9 strategy disclosure to note certain derivative instruments in which the fund may invest where Insight does not apply its ESG scoring and screening criteria to either the issuer of the derivative or the issuer of the securities underlying the derivative/comprising an index referenced by the derivative. The Registrant notes that such investments are not considered principal investment strategies of the fund.

22.	Comment: In the discussion of “Emerging market risk” in the Investment Risks section, please provide more fulsome disclosure of emerging market risks that covers the topics discussed in ADI 2020-11: Registered Funds’ Risk Disclosure Regarding Investments in Emerging Markets.

Response: The Registrant has revised the disclosure as follows:

Emerging market risk. The securities of issuers located or doing substantial business in emerging market countries tend to be more volatile and less liquid than the securities of issuers located in countries with more mature economies, potentially making prompt liquidation at an attractive price difficult. The economies of countries with emerging markets may be based predominantly on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme debt burdens or volatile inflation rates. There may be less information publicly available about an emerging market issuer than about a developed market issuer and/or the available information may be outdated or unreliable. In addition, emerging market issuers may not be subject to accounting, auditing, legal and financial reporting standards comparable to those in developed markets potentially making it difficult to evaluate such issuers. Transaction settlement and dividend collection procedures also may be less reliable in emerging markets than in developed markets. Emerging markets generally have less diverse and less mature economic structures and less stable political systems than those of developed countries. Additionally, investments in these countries may have restrictions that make it difficult or impossible for the fund to exercise rights, pursue legal remedies, and obtain judgments in foreign courts. Investments in these countries may be subject to political, economic, legal, market and currency risks. The risks may include less protection of property rights and uncertain political and economic policies, greater vulnerability to market manipulation the imposition of capital controls and/or foreign investment limitations by a country, nationalization of businesses and the imposition of sanctions by other countries, such as the United States.

23.	Comment: Please ensure all strategies and corresponding risks in the Fund Details section are consistently referred to as principal or non-principal. If a risk is considered to be principal, corresponding strategy and risk disclosures should be included in the Fund Summary section.

Response: The Registrant has revised the disclosure as necessary to clarify if a strategy or risk is considered principal or non-principal.

24.	Comment: Please consider whether the discussion of “Authorized participants, market makers and liquidity providers risk” should be a principal risk of the fund.

Response: The Registrant has included “Authorized participants, market makers and liquidity providers risk” as a principal risk of the fund.

25.	Comment: Please disclose how the fund will approach relevant ESG proxy issues for portfolio companies.

Response: The Registrant notes that the fund’s investments are expected to be primarily, if not entirely, in securities that are not subject to proxy solicitations. To the extent a fund holding is subject to a proxy solicitation, including for an ESG-related issue, such proxy would be voted in accordance with Insight’s proxy voting policies, which are included as Appendix A to the SAI, consistent with Item 17(f) of Form N-1A.

Statement of Additional Information (“SAI”)

26.	Comment: In the discussion of “Investment Restrictions” please clarify in the following statement how the 1940 Act defines a majority of the funds’ outstanding voting securities:

“Fundamental Policies” may not be changed without approval of the holders of a majority of the fund’s outstanding voting securities (as defined in the 1940 Act).

Response: The following disclosure has been added after the sentence above:

Under the 1940 Act, the vote of a majority of the fund’s outstanding voting securities means the vote of (A) 67% or more of the voting securities present at a meeting, if the holders of more than 50% of the outstanding voting securities of the fund are present or represented by proxy; or (B) more than 50% of the outstanding voting securities of the fund, whichever is less.

27.	Comment: The discussion of the fund’s 80% investment policy under Rule 35d-1 under the 1940 Act includes the following sentence:

The fund may also purchase ETFs and look through to the underlying assets of the ETF to satisfy this Nonfundamental policy.

Please add similar disclosure, if accurate, that the fund will look through to the underlying assets of ETFs for purposes of determining compliance with its concentration policy.

Response: The fund does not expect to invest a material amount of its assets in other ETFs and, therefore, does not expect investments in ETFs to impact its ability to comply with its Rule 35d-1 policy or concentration policy. The disclosure referenced above with respect to the fund’s Rule 35d-1 policy has been removed.

28.	Comment: If acquired fund fees and expenses are expected to be greater than 1 basis point, please include a separate line item for acquired fund fees and expenses in the fee table in the prospectus.

Response: The Registrant confirms that acquired fund fees and expenses are not expected to be greater than 1 basis point.

29.	Comment: If the fund may invest in other ETFs that are affiliated with the fund, please confirm that appropriate conflicts of interest disclosure is included in the prospectus.

Response: The Registrant confirms that the fund does not currently intend to invest in affiliated ETFs.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact me at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
      Beau Yanoshik

cc: W. John McGuire

Jeff Prusnofsky